UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNEOS HEALTH, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45329R109
(CUSIP Number)

Michael J. Aiello, Esq.
Sachin Kohli , Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,239,664

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,239,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,239,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.70% (1)

14	TYPE OF REPORTING PERSON
OO

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,029,630

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,029,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,029,630

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.94% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
358,357

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
358,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
358,357

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.35% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Operating Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,399

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,399

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Great-West Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,515

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Putnam Investments Employees’ Securities Company III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,502

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,502

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,502

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02% (1)

14	TYPE OF REPORTING PERSON
OO

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,433

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,433

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,051,504

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,051,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,051,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.99% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Equity Fund VII Investors (inVentiv), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,323,549

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,323,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,323,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.06% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,429,259

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,429,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.39% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H Lee Parallel Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,127,743

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,127,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.10% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,511,529

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,511,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,511,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Executive Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,282

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,282

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (1)

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Fund VII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
217,962

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
217,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%

14	TYPE OF REPORTING PERSON
PN

(1) The percent of class was calculated based on 102,911,079 shares of Class A common stock outstanding as of August 6, 2018, as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 8, 2018.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 10, 2017 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “Syneos Common Stock”), of Syneos Health, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 3201 Beechleaf Court, Suite 600, Raleigh, North Carolina 27604.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

On August 9, 2018, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., Great-West Investors, L.P., Putnam Investments Employees’ Securities Company III, LLC, THL Coinvestment Partners, L.P. and THL Operating Partners, L.P. (the “THL Selling Stockholders”) sold 6,000,000 shares of Syneos Common Stock to Morgan Stanley & Co. LLC (“Morgan Stanley”) at a price of $49.73 per share in a registered offering (the “Offering”).  The Offering closed on August 9, 2018.

In connection with the Offering, the THL Funds entered into a lock-up agreement (a “Lock-up Agreement”) with Morgan Stanley. Under the Lock-up Agreement, the THL Funds generally agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Syneos Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Syneos Common Stock, for 30 days after the date of the final prospectus relating to the Offering without first obtaining the written consent of Morgan Stanley. The Lock-up Agreement is filed as Exhibit 99.3 hereto.

Item 5.	Interest in Securities of the Issuer

(a)(b) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 19,239,664 shares of Syneos Common Stock, which represents 18.70% of Syneos Common Stock issued and outstanding.  The following table sets forth the number and percentage of Syneos Common Stock owned by each Reporting Persons named in Item 2 of this Schedule 13D.  The percentage of Syneos Common Stock owned was calculated based upon 102,911,079 shares outstanding as of August 6, 2018, as disclosed to the Reporting Persons by the Issuer.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock

Thomas H. Lee Advisors, LLC	19,239,664	18.70%

Thomas H. Lee Equity Fund VI, L.P.	3,029,630	2.94%

Thomas H. Lee Parallel (DT) Fund VI, L.P.	358,357	0.35%

THL Operating Partners, L.P.	5,399	0.01%

Great-West Investors, L.P.	15,515	0.02%

Putnam Investments Employees’ Securities Company III, LLC	15,502	0.02%

THL Coinvestment Partners, L.P.	28,433	0.03%

Thomas H. Lee Parallel Fund VI, L.P.	2,051,504	1.99%

THL Equity Fund VII Investors (Inventiv), L.P.	9,323,549	9.06%

Thomas H. Lee Equity Fund VII, L.P.	1,429,259	1.39%

Thomas H. Lee Parallel Fund VII, L.P.	1,127,743	1.10%

Thomas H. Lee Parallel (Cayman) Fund VII, L.P.	1,511,529	1.47%

THL Executive Fund VII, L.P.	125,282	0.12%

THL Fund VII Coinvestment Partners, L.P.	217,962	0.21%

On account of the THL Stockholders’ Agreement (as defined and more fully described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) Other than the Offering, no Reporting Person has entered into any transactions in the securities of the Issuer within the last 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following immediately after the final paragraph thereof:

In connection underwritten sale of Syneos Common Stock described in Item 4 of this Amendment No. 1, the Reporting Persons agreed in the underwriting agreement to customary restrictions on sales of securities in a Lock-up Agreement for a specified period of time following the underwritten sale.  The underwriting agreement is filed as Exhibit 99.4 hereto.

Item 7.	Material to Be Filed as Exhibits

99.3*	Lock-Up Agreement, dated August 6, 2018, between Morgan Stanley and the THL Funds.

99.4
Underwriting Agreement, dated August 6, 2018, between Morgan Stanley and the THL Selling Stockholders (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Syneos Health, Inc. with the Securities and Exchange Commission on August 8, 2018).

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2018	THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 13, 2018	THOMAS H. LEE EQUITY FUND VI, L.P.
THOMAS H. LEE PARALLEL FUND VI, L.P.
THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 13, 2018	THL OPERATING PARTNERS, L.P.
THL COINVESTMENT PARTNERS, L.P.
THL FUND VII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P.,
its General Partner
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 13, 2018	GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC,
Attorney-in-Fact
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 13, 2018	PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III, LLC
By: Putnam Investments Holdings, LLC,
its Managing Member
By: Putnam Investments, LLC,
its Managing Member
By: Thomas H. Lee Advisors, LLC,
Attorney-in-Fact
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Date: August 13, 2018	THL EQUITY FUND VII INVESTORS (INVENTIV), L.P.
THOMAS H. LEE EQUITY FUND VII, L.P.
THOMAS H. LEE PARALLEL FUND VII, L.P.
THOMAS H. LEE PARALLEL (CAYMAN) FUND VII, L.P.
THL EXECUTIVE FUND VII, L.P.
By: THL Equity Advisors VII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director